Real August Agent Survey Reveals Stability Amid NAR Settlement-
Related Practice Changes

Minimal Market Disruption Observed as Declining Mortgage Rates Boost Agent
Optimism

TORONTO & NEW YORK - September 26, 2024 - The Real Brokerage Inc. (NASDAQ: REAX, "Real"), a technology platform reshaping real estate for agents, home buyers and sellers, today released results from its August 2024 Agent Survey, including early insights into the impact of the National Association of Realtors' ("NAR") settlement on the residential home sales market. With responses from nearly 300 agents across North America, the survey indicates minimal disruption in market activity and increasing agent optimism, driven by declining mortgage rates.

"While it's still early days, our internal data shows no significant changes in average commission rates for buy-side or sell-side transactions since the rule changes took effect," said Tamir Poleg, Chairman and CEO of Real. "This stability suggests buyers and sellers continue to recognize the essential role agents play in navigating a home sale transaction, which is often the largest financial decision of an individual's life."

"We're proud of the significant time and resources we invested in preparing our agents for these changes, ensuring they can focus on what they do best - delivering exceptional service and expertise in helping clients buy and sell homes," said Sharran Srivatsaa, President of Real. "With mortgage rates easing, our agents are optimistic that improving affordability will reignite housing market activity, creating more opportunities for buyers and sellers alike."

Key Survey Findings: Early Impacts of NAR Settlement Rule Changes

● Significant Majority of Agents Prepared for Change: Most agents reported feeling ready for the NAR rule changes. Fifty-nine percent of agents said they felt "very well prepared," while an additional 30% felt "somewhat prepared." Only 5% reported feeling unprepared for the new rules. Real provided agents with a comprehensive suite of resources, including instructional videos, marketing tools, and interactive roleplay sessions (see the Real Buyer Playbook website for more details), to help prepare agents to navigate the evolving landscape with confidence.

● Strong Success in Securing Buyer Representation Agreements: Agents are largely finding it easy to secure buyer representation agreements under the new rules, with 65% reporting the process is either "very easy" (32%) or "somewhat easy" (33%). Only a small fraction of agents (16%) have encountered challenges in this area.

● No Immediate Impact to Market Activity Observed: When asked "Have you noticed any change to overall market activity (e.g. buyer interest, listings) since the rule changes?," more than half (55%) of agents reported no significant change since the rule changes took effect on August 17. However, 26% observed a slight decrease, and 6% noted a significant decrease, while a combined 12% of agents saw slight or significant increases. These responses may be indicative of the typical late-summer seasonal slowdown rather than a direct impact from the rule changes.

● Most Buyers Expect Sellers to Cover Agent Compensation: The survey revealed that 83% of agents reported buyers expect sellers to cover 100% of the buyer's agent commission, with another 10% expecting the seller to at least cover a portion.

● Sellers Largely Willing to Pay Buyer Agent Commissions: Sellers seem open to directly paying buyer agent commissions. Sixty-three percent (63%) of respondents noted sellers are "frequently" doing so, with another 21% reporting occasional coverage. However, 12% of agents said they are unsure of any emerging trends. Sellers in the Midwest were the most likely to cover buyer agent compensation (67%), followed by the South (64%), the West (60%), and the Northeast (59%).

● Majority of Sellers Continue to Offer Competitive Buy-Side Commission Rates: Despite concerns about commission compression, 55% of agents reported that sellers are offering to pay buy-side commissions of 2.5% or greater. Meanwhile, 30% of agents noted that sellers are offering commissions below 2.5%, and only 1% have observed a shift toward flat fee models, suggesting these remain uncommon. Notably, Real's internal data on closed U.S. buy-side transactions since the rule changes shows average commission rates remaining consistent with historical levels dating back to 2022.

● Subset of Agents Foresee Modest Adjustments in Future Buy-Side Commissions: While the majority of agents have not seen changes in buy-side commission rates to date, a subset anticipates a gradual shift toward slightly lower commissions in the future. When asked specifically about their expectations for buy-side commissions, agents shared the following adjustments pre- and post-rule changes:

○ 49% of agents expect to earn commissions in the 2.6%-3.0% range, compared to 57% prior to the rule changes.

○ 32% expect commissions in the 2.1%-2.5% range, slightly down from 35% before the changes.

○ 10% now anticipate commissions in the 1.6%-2.0% range, up from just 3% before the rule changes.

○ 3% of agents expect to earn commissions in the 3.1%-3.5% range, up from 2% pre-rule changes, suggesting that some agents are optimistic about pricing for their value in the current market.

○ A small percentage (2%) of agents expect buy-side commissions in the 1.0%-1.5% range, with this trend primarily observed in the South and West regions.

Key Survey Findings: Market Trends and Insights

● Agent Optimism Index Hits Highest Level Since April: Agents were asked, "Compared to one month ago, are you more optimistic or pessimistic about the outlook for your primary market over the next 12 months?". Thirty-eight percent felt more optimistic, with an additional 9% feeling significantly more optimistic. This outweighed the 11% feeling more pessimistic and 4% significantly more pessimistic. Meanwhile, 38% of agents remained neutral.

The average response resulted in a weighted Agent Optimism Index reading of 59.3 from 57.2 in July, with scores above 50 indicating a net positive outlook. The increase was driven by a 2.3-point rise in the U.S., reaching 59.4. Optimism in Canada, however, dropped 8.3 points to 50.0, though we see volatility in this index due to a smaller sample size in Canada.

● Market Power Tilting Back Toward Sellers: When asked whether their market was a buyer's or seller's market, 41% of agents identified a seller's market, up from 33% in July. The percentage of agents viewing their markets as balanced fell to 39% (from 42% in July), while only 20% of agents reported a buyer's market, down from 25%.

● North American Industry Transactions Continue Downward Trend: Agents reported a continued year-over-year decline in industry home sale transactions in August, with the Transaction Growth Index reading at 41.6 on a 0-100 scale. While up slightly from 40.1 in July, this figure remains below 50, indicating a contraction in transactions. This is consistent with the 4% decline in August existing home sales reported by NAR.

● Affordability Remains Top Concern: More than half (53%) of agents identified affordability/mortgage rates as the top challenge for prospective home buyers, down slightly from 56% in July, likely the result of ongoing easing of mortgage rates. Lack of inventory rose to 20%, up from 18%, while economic uncertainty increased by six points, reaching 18%. Buyer competition eased to 5% of respondents from 8% in July.

A summary presentation of these results can be found on Real's investor relations website at the link here.

About the Survey

The Real Brokerage August 2024 Agent Survey included responses from approximately 300 real estate agents across the United States and Canada and was conducted between August 30, 2024 and September 15, 2024. Responses to questions regarding transaction growth and agent optimism were calibrated on a 0-100 point index scale, with readings above 50 indicating an improving trend, whereas readings below 50 indicate a declining trend. Responses are meant to capture industry-level information and are not meant to serve as an indication of Real's company-specific growth trends. Additionally, given the smaller sample size, there can be greater variability in Canada index results on a month-to-month basis.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 21,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable

Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof.

Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the residential real estate market in the U.S. and Canada.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets and economic and industry downturns. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

press@therealbrokerage.com

201.564.4221